APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Verdant Reparative, Inc.

Financial Statements and Report

December 31, 2020 and 2019

Table of Contents



Independent Accountant's Review Report

Tito Jackson
Verdant Reparative, Inc.
DORCHESTER, MA

We have reviewed the accompanying financial statements of Verdant Reparative, Inc. (the company), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards*

for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company has incurred operating losses to date and has been funded solely from funds contributed by the Company's President and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our conclusion is not modified with respect to this matter.

Philip Debaugh, CPA

OWINGS MILLS, MD
November 4, 2021


Verdant Reparative, Inc.

Balance Sheet

As of December 31, 2020 and 2019


	2020	2019
	$	**$**
Assets		
Current Assets		
Real Estate Deposits	20,000	-
Total Assets	20,000	-
Liabilities & Stockholders' Equity		
Stockholders' Equity		
Total Verdant Reparative, Inc. Stockholders' Equity		
Common stock, $0.001 par value; 275,000 shares authorized; 0 shares issued; 0 and 0 shares outstanding for 2020 and 2019, respectively	-	-
Additional paid-in capital	196,065	90,420
Retained earnings	(176,065)	(90,420)
Total Stockholders' Equity	20,000	-
Total Liabilities & Stockholders' Equity	20,000	-


4



Verdant Reparative, Inc.

Statement of Income

For the years ended December 31, 2020 and 2019


	2020	2019
	$	**$**
Operating Expenses		
Selling, general and administrative		
Real Estate Holding Fees	50,000	45,000
Legal and other professional fees and services	35,645	45,420
Total Selling, general and administrative	85,645	90,420
Total Operating Expenses	85,645	90,420
Net Income (Loss)	(85,645)	(90,420)

Verdant Reparative, Inc.

Statement of Changes in Shareholders' Equity

For the years ended December 31, 2020 and 2019

	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Net income (loss)	-	(90,420)	(90,420)
Additional Paid-In Capital	90,420	-	90,420
Balance at December 31, 2019	90,420	(90,420)	-
Net income (loss)	-	(85,645)	(85,645)
Additional Paid-In Capital	105,645	-	105,645
Total	196,065	(176,065)	20,000

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Verdant Reparative, Inc.
Statement of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(85,645)	(90,420)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Real Estate Deposits	(20,000)	-
Net Cash Provided by (Used in) Operating Activities	(105,645)	(90,420)
Cash Flows from Financing Activities		
Proceeds from owner paid-in-capital	105,645	90,420
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-	-

Notes to the Financial Statements

Verdant Reparative, Inc.
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

1. Summary of significant accounting policies

a. Nature of operations

Verdant Reparative, Inc. (d/b/a Apex Noire) (the Company) was incorporated in the Commonwealth of Massachusetts in 2019. The Company is seeking investment to open a full-service 7-story experiential cannabis retail shop, edible factory, cocktail bar and lounge in Boston, MA. The Company has secured its adult-use cannabis license and plans to commence construction on their location following receipt of a building permit and architectural review.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Verdant Reparative, Inc.
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Legal and other professional fees and services

The Company has incurred professional expenses for architectural drawings, engineering, and legal services. The Company expenses these costs as incurred.

2. Real Estate Deposits and Holding Fees

In October 2020, the Company has entered into a lease proposal to rent approximately 9,600 square feet of commercial space at 150 State Street in Boston, MA for the operation of a marijuana dispensary, bakery, facilities, cafe and offices. The Company has deposited $20,000 to hold the property through the end of 2020.

The Company has the option to continue paying $20,000 per month for January - April of 2021 or terminate the deal. The Company will have another option in April 2021 and if they choose to continue then the lease will commence at $35,000 per month beginning May 1, 2021.

In 2019 the Company entered into a Letter of Intent (LOI) to lease a premises in Somerville, MA to be used as a cannabis facility permitted by Massachusetts law contingent upon receiving the neccessary permits for the operation. The LOI required payments of $5,000 per month and after paying 9 months in 2019 and 10 months in 2020 the Company terminated the LOI as specified in the agreement. The payments have been classified on the Statement of Income as Real Estate Holding Fees.

3. Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management

Verdant Reparative, Inc.
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. Subsequent Events

a. Regulation CF Offering

In 2021, the Company entered into a securities offering under Regulation CF allowing investors to receive revenue sharing notes. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. Holders of the revenue sharing notes will not have the right to vote or participate in the management of the Company. The unsecured notes have a revenue share of 0.4%, paid annually with a maturity date of July 1, 2026. The notes have a payment multiple of 1.8x for the first $249,900 raised and those that invest subsequently will receive a 1.6x cap. As of November 4, 2021, the Company has raised $250,000 from 155 investors.

b. Host Community Agreement

On March 9, 2021 the Company entered into a Host Community Agreement with the City of Boston, Massachusetts and received permission to operate as a Recreational Marijuana Retailer and Product Manufacturer at 150 State Street location and thus has commenced the lease at that location effective May 1, 2021, as discussed in Note 2.

c. Provisional License

The Company secured a provisional license with the Massachusetts Cannabis Control Commission in September 2021.

d. Management's Evaluation

Management has evaluated subsequent events through November 4, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.